SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: alt[redacted]ex.com • Internet: http://www.altairesources.com

August 20, 2002

By Sedar Filing

02049500

SUPPL

02 AUG 27 AM 8:30

Ontario Securities Commissi
Commission des Valeurs Mol
British Columbia Securities C
Alberta Securities Commission
TSX Venture Exchange
TSX Toronto Stock Exchange

Dear Sirs:

RE: Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2002

Enclosed for your record are our Unaudited Consolidated Financial Statements for the Six Months ended June 30, 2002.

Please be informed that the same financial statements have been mailed to our shareholders on August 20, 2002.

Yours truly,
ALTAI RESOURCES INC.

Maria Au (signed)
Maria Au
Secretary-Treasurer

Encls.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

COPY BY MAIL TO :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Standard & Poor's Corporation
Attn: Corporate Files Department
55 Water Street
New York, N.Y. 10041
U.S.A. (x 4)

Bolton & Bolton
Attn: Mr. Doug Bolton
25 Oakcrest Avenue
Unionville, Ontario, Canada, L3R 2B9

Computershare Trust Company of Canada.
Attn: Ms. Shirley Yuen
100 University Avenue, 9th Floor,
Toronto, Ontario, Canada, M5J 2Y1

ATOSCQ2.20820/ik

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2002

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
ASSETS				
Current				
Cash	$	89,843	$	104,315
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		2,490		16,738
		123,101		151,821
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		744,695		810,321
Interests in mining properties (Note 4)		1,007,071		1,006,371
Natural gas interest		1,286,130		1,272,593
Investment in technology projects (Note 5)		1		1
Capital assets		371		943
Total Assets	$	3,708,272	$	3,788,953
LIABILITIES				
Current				
Accounts payable	$	42,810	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		9,147,232		9,145,282
Deficit		(5,481,770)		(5,397,013)
		3,665,462		3,748,269
Total liabilities and shareholders' equity	$	3,708,272	$	3,788,953

Approved on behalf of the Board

_______________ Director _______________ Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Revenue				
Investment and miscellaneous income	$ 902	$ 848	$ 1,817	$ 1,483
Interest earned on note receivable	56,139	47,584	111,661	94,645
	57,041	48,432	113,478	96,128
Expenses				
Administrative expenses	29,610	22,272	45,928	35,656
Convertible note interest expense	-	7,293	-	14,505
Provision for doubtful accounts	56,139	47,584	111,661	94,645
Write down share investment	-	400	-	400
Write down investment in technology projects	1,016	-	1,027	-
Prospecting and general	209	537	209	667
Amortization	286	286	572	572
	87,260	78,372	159,397	146,445
Net loss before share of net loss of equity investment	(30,219)	(29,940)	(45,919)	(50,317)
Share of net loss of equity investment	(22,688)	(32,361)	(38,838)	(45,419)
Net loss	(52,907)	(62,301)	(84,757)	(95,736)
Accumulated deficit, beginning of period	(5,428,863)	(3,380,479)	(5,397,013)	(3,347,044)
Accumulated deficit, end of period	$ (5,481,770)	$ (3,442,780)	$ (5,481,770)	$ (3,442,780)
Net loss per share (weighted average)	$ ($0.002)	$ (0.004)	$ (0.004)	$ (0.006)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Operating activities				
Net loss	$ (52,907)	$ (62,301)	$ (84,757)	$ (95,736)
Items not affecting cash				
Share of net loss of equity investment	22,688	32,361	38,838	45,419
Write down investment in technology projects	1,016	-	1,027	-
Convertible note interest expense	-	7,293	-	14,505
Amortization	286	286	572	572
Decrease in accounts receivable	4,546	2,024	14,248	10,299
Increase (decrease) in accounts payable	(3,663)	(7,675)	2,126	(6,946)
Cash used in operating activities	(28,034)	(28,012)	(27,946)	(31,887)
Investing activities				
Deferred exploration expenditures	(700)	(536)	(700)	(4,551)
Natural gas interest	(9,878)	4,181	(13,537)	(9,620)
Investment in technology projects	(1,016)	(6,232)	(1,027)	(2,796)
Investment in subsidiaries	(9,327)	(27)	26,788	45,067
Cash provided by (used in) investing activities	(20,921)	(2,614)	11,524	28,100
Financing activities				
Issue of shares	1,950	-	1,950	-
Cash provided by financing activities	1,950	-	1,950	-
Change in cash	(47,005)	(30,626)	(14,472)	(3,787)
Cash, beginning of period	136,848	36,246	104,315	9,407
Cash, end of period	$ 89,843	$ 5,620	$ 89,843	$ 5,620

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at June 30, 2002 had a market value of $106,198 (December 31, 2001–$111,004).

3. **Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Mabulao copper-gold property, Lahuy Island gold property, Samar gold property, Ticao limestone property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Mindex Resources Development Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at June 30, 2002, Crew has not yet put the property into production.

In February 2002, an option agreement was signed with Geostar Metals Inc. ("Geostar") of Vancouver on the Sibuyan nickel laterite property. Under the option agreement, which has been accepted for filing by the TSX Venture Exchange, Geostar will have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option. Application for the permit is in process to date.

The Company records its investment in Altai Philippines on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

		June 2002		December 2001
40% equity shares and investment expenses	$	1,019,152	$	1,045,940
Share of net losses to date		(274,457)		(235,619)
	$	744,695	$	810,321

4. **Interest in mining properties**

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property		283,711		-		283,711
Expenditure	$	722,660	$	700	$	723,360
	$	1,006,371	$	700		$1,007,071

5. **Investment in technology projects**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. has two high technology projects – 28.01 % equity interest (33.33% voting interest) in Mapcheck Inc. of Waterloo, Ontario, and 100% interest in the enMonitor project. The total investment in the two projects has been written down to $1 as they have to date been unable to generate any operating income.

6. **Share capital**

Authorized
An unlimited number of common shares of no par value

Issued	**No. of shares**	**Amount**
Issued at December 31, 2001 and March 31, 2002	22,918,554	$9,145,282
Issued for cash - exercise of warrants	15,000	1,950
Issued at June 30, 2002	22,933,554	$9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Incentive Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which provides for slightly less than 10% of the issued and outstanding shares as at June 27, 2002 to be reserved for stock options purpose. The 6 stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 (and at June 30, 2002) remain in full force until they are fully exercised, expired or cancelled. The said options are at prices ranging from $0.10 to $0.49 per share and with expiring dates ranging from October 26, 2002 to October 10, 2004.

b) At June 30, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At June 30, 2002, there were 219,667 escrowed common shares outstanding.

7. **Related party transactions**

Consulting services were provided by officers. Fees for such services amounted to $36,000. These fees have been allocated to administrative expenses ($18,000) and investment in subsidiaries and resource properties ($18,000).

BC FORM 51.901F

ALTAI RESOURCES INC.

SECOND QUARTER REPORT TO JUNE 30, 2002

Issuer Details

Name of Issuer:	Altai Resources Inc.
For Year Ended :	June 30, 2002
Date of Report :	2002/08/20
Address :	111 Lynedock Crescent Toronto, Ontario, Canada, M3A 2A7
Telephone :	416 383-1328
Fax :	416 383-1686
E-Mail :	altai@arex.com
Web Site :	www.altairesources.com
Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Niyazi Kacira	**Niyazi Kacira, Director**	2002/08/20
Maria Au	**Maria Au, Director**	2002/08/20

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2002

		June 30, 2002 (Unaudited)		December 31, 2001 (Audited)
ASSETS				
Current				
Cash	$	89,843	$	104,315
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		2,490		16,738
		123,101		151,821
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		744,695		810,321
Interests in mining properties (Note 4)		1,007,071		1,006,371
Natural gas interest		1,286,130		1,272,593
Investment in technology projects (Note 5)		1		1
Capital assets		371		943
Total Assets	$	3,708,272	$	3,788,953
LIABILITIES				
Current				
Accounts payable	$	42,810	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		9,147,232		9,145,282
Deficit		(5,481,770)		(5,397,013)
		3,665,462		3,748,269
Total liabilities and shareholders' equity	$	3,708,272	$	3,788,953

Approved on behalf of the Board

Niyazi Kacira Director *Maria Au* Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Revenue				
Investment and miscellaneous income	$ 902	$ 848	$ 1,817	$ 1,483
Interest earned on note receivable	56,139	47,584	111,661	94,645
	57,041	48,432	113,478	96,128
Expenses				
Administrative expenses	29,610	22,272	45,928	35,656
Convertible note interest expense	-	7,293	-	14,505
Provision for doubtful accounts	56,139	47,584	111,661	94,645
Write down share investment	-	400	-	400
Write down investment in technology projects	1,016	-	1,027	-
Prospecting and general	209	537	209	667
Amortization	286	286	572	572
	87,260	78,372	159,397	146,445
Net loss before share of net loss of equity investment	(30,219)	(29,940)	(45,919)	(50,317)
Share of net loss of equity investment	(22,688)	(32,361)	(38,838)	(45,419)
Net loss	(52,907)	(62,301)	(84,757)	(95,736)
Accumulated deficit, beginning of period	(5,428,863)	(3,380,479)	(5,397,013)	(3,347,044)
Accumulated deficit, end of period	$ (5,481,770)	$ (3,442,780)	$ (5,481,770)	$ (3,442,780)
Net loss per share (weighted average)	$ ($0.002)	$ (0.004)	$ (0.004)	$ (0.006)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
Operating activities				
Net loss	$ (52,907)	$ (62,301)	$ (84,757)	$ (95,736)
Items not affecting cash				
Share of net loss of equity investment	22,688	32,361	38,838	45,419
Write down investment in technology projects	1,016	-	1,027	-
Convertible note interest expense	-	7,293	-	14,505
Amortization	286	286	572	572
Decrease in accounts receivable	4,546	2,024	14,248	10,299
Increase (decrease) in accounts payable	(3,663)	(7,675)	2,126	(6,946)
Cash used in operating activities	(28,034)	(28,012)	(27,946)	(31,887)
Investing activities				
Deferred exploration expenditures	(700)	(536)	(700)	(4,551)
Natural gas interest	(9,878)	4,181	(13,537)	(9,620)
Investment in technology projects	(1,016)	(6,232)	(1,027)	(2,796)
Investment in subsidiaries	(9,327)	(27)	26,788	45,067
Cash provided by (used in) investing activities	(20,921)	(2,614)	11,524	28,100
Financing activities				
Issue of shares	1,950	-	1,950	-
Cash provided by financing activities	1,950	-	1,950	-
Change in cash	(47,005)	(30,626)	(14,472)	(3,787)
Cash, beginning of period	136,848	36,246	104,315	9,407
Cash, end of period	$ 89,843	$ 5,620	$ 89,843	$ 5,620

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at June 30, 2002 had a market value of $106,198 (December 31, 2001–$111,004).

3. **Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Mabulao copper-gold property, Lahuy Island gold property, Samar gold property, Ticao limestone property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Mindex Resources Development Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at June 30, 2002, Crew has not yet put the property into production.

In February 2002, an option agreement was signed with Geostar Metals Inc. ("Geostar") of Vancouver on the Sibuyan nickel laterite property. Under the option agreement, which has been accepted for filing by the TSX Venture Exchange, Geostar will have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option. Application for the permit is in process to date.

The Company records its investment in Altai Philippines on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

		June 2002		December 2001
40% equity shares and investment expenses	$	1,019,152	$	1,045,940
Share of net losses to date		(274,457)		(235,619)
	$	744,695	$	810,321

4. **Interest in mining properties**

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property		283,711		-		283,711
Expenditure	$	722,660	$	700	$	723,360
	$	1,006,371	$	700		$1,007,071

5. **Investment in technology projects**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. has two high technology projects – 28.01 % equity interest (33.33% voting interest) in Mapcheck Inc. of Waterloo, Ontario, and 100% interest in the enMonitor project. The total investment in the two projects has been written down to $1 as they have to date been unable to generate any operating income.

6. **Share capital**

Authorized
An unlimited number of common shares of no par value

Issued	No. of shares	Amount
Issued at December 31, 2001 and March 31, 2002	22,918,554	$9,145,282
Issued for cash - exercise of warrants	15,000	1,950
Issued at June 30, 2002	22,933,554	$9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Incentive Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which provides for slightly less than 10% of the issued and outstanding shares as at June 27, 2002 to be reserved for stock options purpose. The 6 stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 (and at June 30, 2002) remain in full force until they are fully exercised, expired or cancelled. The said options are at prices ranging from $0.10 to $0.49 per share and with expiring dates ranging from October 26, 2002 to October 10, 2004.

b) At June 30, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.13 per share on or before October 9, 2002 and at $0.15 per share on or before October 9, 2003.

c) At June 30, 2002, there were 219,667 escrowed common shares outstanding.

7. **Related party transactions**

Consulting services were provided by officers. Fees for such services amounted to $36,000. These fees have been allocated to administrative expenses ($18,000) and investment in subsidiaries and resource properties ($18,000).

ALTAI RESOURCES INC.
SCHEDULE B : SUPPLEMENTARY INFORMATION
SECOND QUARTER REPORT TO JUNE 30, 2002

Directors :	Dr. Niyazi Kacira
	Maria Au
	Dr. Didier Pomerleau
	Dr. K. Sethu Raman
Officers :	Dr. Niyazi Kacira – President and CEO
	Maria Au – Secretary-Treasurer

ALTAI RESOURCES INC.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
SECOND QUARTER REPORT TO JUNE 30, 2002

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties mainly in Canada and the Philippines and at the present time does not have a producing mineral property.

Lac St Pierre Gas and Gas Storage Project

At the request of the Company and its joint venture partner, Petro St-Pierre Inc., Paul Laroche, consulting geologist-geophysicist, has prepared an updated report (April 2002), including analysis of the results of the deep seismic survey of 2001, on their jointly owned (Altai 52.4%, Petro St-Pierre 47.6%) gas project, Sorel area, Quebec. Part of the highlights of the report includes the following:-

Deep Gas Target

The deep (at depth of about 1,000 meters) exploration target mentioned in the Company's press release of November 28, 2000, has now been delineated. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 173 billion cubic feet (BCF) of gas and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. The deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas.

Recommended Work Program

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel islands where no logistical challenge is anticipated in the production from eventual deposits.

The recommended program will be implemented with some modification subject to financing. The Company and its joint venture partner are working on raising off-balance sheet financing for the program.

LIQUIDITY

The Company is debt free.